Curaleaf Reports Third Quarter 2024 Results
Third quarter 2024 revenue of $331 million, representing a decrease of 1% year-over-year, and adjusted gross margin(1) of 49%
Third quarter International revenue increased 82% year-over-year
Year to date operating cash flow from continuing operations of $119 million and free cash flow from continuing operations of $53 million
Secured $40 million revolving credit facility at 7.99% interest rate

Stamford, November 6, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the third quarter ended September 30, 2024. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Chairman and CEO of Curaleaf, stated, “Third quarter revenue was $331 million, down 1% and adjusted gross margin of 49% was up 312 basis points compared to last year. Adjusted EBITDA was $75 million or 23%, consistent with last year. In the first few months in my expanded role as Chairman and CEO, my focus has been on delivering value to all shareholders through disciplined execution of fundamental operating principles. The industry has experienced the pressures of regulatory overhang, increased competition, unprecedented weather conditions, and irrational pricing strategies. This backdrop is one of the key drivers behind our shift towards focusing on sustainable, profitable organic growth by maintaining share in challenged markets and growing share where we see strategic opportunity. One example is in our international business, which was a highlight this quarter, as it grew 82% year-over-year and 17% quarter over quarter to $30 million dollars. By design, our global presence offers a diversification of revenue streams that mitigates concentration risk.”

Third Quarter 2024 Financial Highlights
•Net Revenue of $330.5 million, a year-over-year decrease of 1% compared to Q3 2023 revenue of $333.2 million. Sequentially, net revenue decreased 3%
•Gross profit of $160.5 million and gross margin of 49%
•Adjusted gross profit(1) of $161.3 million and adjusted gross margin(1) of 49%, an increase of 312 basis points year-over-year
•Net loss attributable to Curaleaf Holdings, Inc. of $44 million from continuing operations or net loss per share from continuing operations of $0.07
•Adjusted EBITDA(1) of $75.3 million and adjusted EBITDA margin(1) of 23%, a 23 basis point increase year-over-year
•Cash at quarter end totaled $90.0 million
•Operating and free cash flow from continuing operations of $42.3 million and $14.5 million, respectively
1 Adjusted EBITDA, adjusted gross profit and free cash flow from continuing operations are non-GAAP financial measures, and adjusted EBITDA margin and adjusted gross margin are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable GAAP financial measure.

Nine Months Ended September 30, 2024 Financial Highlights
•Net revenue of $1,011.7 million, a 1% increase year-over-year
•Gross profit of $481.9 million and gross margin of 48%
•Adjusted gross profit(1) of $485.8 million and adjusted gross margin(1) of 48%
•Operating cash flow from continuing operations of $118.6 million and free cash flow from continuing operations of $53.0 million
•Net loss attributable to Curaleaf Holdings, Inc. of $144 million from continuing operations or net loss per share from continuing operations of $0.20
•Adjusted EBITDA(1) of $225.0 million and adjusted EBITDA margin of 22%
Third Quarter 2024 Operational Highlights
•In New York, opened two new dispensaries in Rochester and Syracuse and expanded adult-use sales in two existing stores.
•Commenced adult-use sales in Ohio to wholesale customers and at our two retail dispensaries in Newark and Cuyahoga Falls.
•In Florida, opened two new dispensaries in Pensacola and Destin, bringing the total to 150 U.S. retail stores at quarter end.
•Launched JAMS Remix, a new line of flavor-forward jellies in New York, Arizona, Illinois, Connecticut, and Massachusetts.
Post Third Quarter 2024 Operational Highlights
•In Florida, opened two new dispensaries in Port St. Lucie and Miami, bringing the state total to 66 retail stores and the U.S. total to 151 U.S. retail stores.
•Successfully introduced Curaleaf flower into the German market.
•Rebranded our three Nevada stores to Curaleaf stores.
•Secured a $40 million revolving credit facility directly with a major commercial regional bank at a 7.99% interest rate that matures December 15, 2026, a milestone for a cannabis company.
Third Quarter 2024 Revenues, net by Segment

	Domestic	International	Total
Retail revenue	$243,253	$9,997	$253,250
Wholesale revenue	57,199	18,484	$75,683
Other	504	1,093	$1,597
Total revenues, net	$300,956	$29,574	$330,530
Balance Sheet and Cash Flow
As of September 30, 2024, the Company had $90.0 million of cash and $557.4 million of outstanding debt net of unamortized debt discounts.
During the nine months ended September 30, 2024, Curaleaf invested $65.6 million, net in capital expenditures, focused on cultivation, automation, and selective retail expansion in strategic markets.

Shares Outstanding
For the third quarter of 2024 and 2023, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 742,535,355 and 725,319,477 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday, November 6, 2024 at 5:00 P.M. ET to discuss Q3 2024 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., Canada 1-416-639-5883, or internationally from 1-412-317-6300. The conference pin # is 1873022.
A replay of the conference call can be accessed at 1-877-344-7529 in the U.S., Canada 1-855-669-9658, or internationally from 1-412-317-0088, using the replay pin # 4809848.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on November 6, 2024 and will end at 11:59 P.M. ET on November 13, 2024.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted EBITDA”, “adjusted EBITDA margin” and “Free cash flow from operations”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as Net cash provided by operating activities from continuing operations less the Purchases of property, plant and equipment (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023
Gross profit from continuing operations	$160,516	$160,465	$150,052
Other add-backs(1)	772	2,662	2,121
Adjusted gross profit from continuing operations(2)	$161,288	$163,127	$152,173
Adjusted gross profit margin from continuing operations(2)	49%	48%	46%

(1) Other add-backs in Q3 2024 primarily include labor and overhead write-downs primarily associated with idling capacity.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $160.5 million in the third quarter of 2024, compared with $150.1 million in the prior year period. Adjusted gross profit from continuing operations for the third quarter of 2024 was $161.3 million compared with $152.2 million in the third quarter of 2023. Adjusted gross profit margin from continuing operations for the third quarter of 2024 was 49%, an increase of 312 basis points compared with the third quarter of 2023. The year-over-year increase in adjusted gross profit margin was due to lower production costs, an increase in vertical mix and higher utilization, partially offset by price compression and discounts.

	Nine months ended September 30,
	2024	2023
Gross profit from continuing operations	$481,885	$458,257
Other add-backs(1)	3,945	6,434
Adjusted gross profit from continuing operations(2)	$485,830	$464,691
Adjusted gross profit margin from continuing operations(2)	48%	46%

(1) Other add-backs for the nine months ended September 30, 2024 primarily include inventory and labor write-downs primarily associated with idling capacity.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $481.9 million in the nine months ended September 30, 2024, compared with $458.3 million in the nine months ended September 30, 2023. Adjusted gross profit from continuing operations for the nine months ended September 30, 2024 was $485.8 million compared with $464.7 million in the nine months ended September 30, 2023. Adjusted gross profit margin from continuing operations for the nine months ended September 30, 2024 was 48%, an increase of 160 basis points compared with the nine months ended September 30, 2023.

Adjusted EBITDA (Unaudited)
($ thousands)

	Three Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023
Net loss	$(42,728)	$(49,830)	$(93,729)
Net income (loss) from discontinued operations	1,620	(1,277)	(25,915)
Net loss from continuing operations	(44,348)	(48,553)	(67,814)
Interest expense, net	25,097	24,810	23,581
Provision for income taxes	32,566	31,391	31,860
Depreciation and amortization(1)	54,612	52,272	45,804
Share-based compensation	6,017	6,843	6,222
Loss on impairment	642	1,774	24,790
Other (income) expense, net	(4,728)	(1,908)	2,796
Other add-backs(2)	5,435	6,334	8,018
Adjusted EBITDA(3)	$75,293	$72,963	$75,257
Adjusted EBITDA Margin(3)	23%	21%	23%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the statement of operations.
(2) Other add-backs in Q3 2024 primarily include costs related to salaries and benefits, legal and professional fees and lobbyist/PR spend.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA held steady at $75.3 million for the third quarter of 2024 and 2023, and Adjusted EBITDA margin remained flat at 23%.

	Nine months ended September 30,
	2024	2023
Net loss	$(143,534)	$(224,690)
Net income (loss) from discontinued operations	910	(46,410)
Net loss from continuing operations	(144,444)	(178,280)
Interest expense, net	75,669	71,935
Provision for income taxes	104,046	114,540
Depreciation and amortization(1)	158,343	144,497
Share-based compensation	20,369	14,178
(Gain) loss on impairment	(1,543)	24,790
Other income, net	(4,250)	(4,070)
Other add-backs(2)	16,809	35,422
Adjusted EBITDA(3)	$224,999	$223,012
Adjusted EBITDA Margin(3)	22%	22%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the statement of operations.
(2) Other add-backs in the current nine months ended primarily include costs related to salaries and benefits, inventory, legal and professional fees and lobbyist/PR spend.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $225 million in the nine months ended September 30, 2024, compared with $223 million in the prior year period, and Adjusted EBITDA margin remained flat at 22%.

Free Cash Flow (Unaudited)
($ thousands)

Nine months ended September 30, 2024
Net cash provided by operating activities from continuing operations	$118,585
Less: Capital expenditures	(65,558)
Free cash flow from continuing operations(1)	$53,027

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets (Unaudited)

($ thousands)	As of
	September 30, 2024	December 31, 2023
	Unaudited	Audited
Assets
Cash, cash equivalents and restricted cash	$89,968	$91,818
Other current assets	332,250	326,785
Property, plant and equipment, net	596,742	571,627
Right-of-use assets, finance lease, net	132,974	143,203
Right-of-use assets, operating lease, net	116,818	118,435
Intangible assets, net	1,126,917	1,172,445
Goodwill	634,617	626,628
Other long-term assets	44,296	45,635
Total assets	$3,074,582	$3,096,576

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$379,259	$494,034
Total long-term liabilities	1,610,664	1,431,250
Total shareholders’ equity	958,923	1,050,642
Redeemable non-controlling interest contingency	125,736	120,650
Total liabilities, temporary equity and shareholders’ equity	$3,074,582	$3,096,576

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenues, net:
Retail and wholesale revenues	$328,933	$331,796	$1,007,348	$997,100
Management fee income	1,597	1,376	4,400	4,263
Total revenues, net	330,530	333,172	1,011,748	1,001,363
Cost of goods sold	170,014	183,120	529,863	543,106
Gross profit	160,516	150,052	481,885	458,257
Operating expenses:
Selling, general and administrative	106,297	97,120	320,196	316,315
Share-based compensation	6,017	6,222	20,369	14,178
Depreciation and amortization	38,973	31,497	111,842	98,849
Total operating expenses	151,287	134,839	452,407	429,342
Income from operations	9,229	15,213	29,478	28,915
Other income (expense):
Interest income	274	—	601	23
Interest expense	(15,085)	(13,078)	(45,240)	(40,128)
Interest expense related to lease liabilities and financial obligations	(10,286)	(10,503)	(31,030)	(31,830)
Gain (loss) on impairment	(642)	(24,790)	1,543	(24,790)
Other income (expense), net	4,728	(2,796)	4,250	4,070
Total other expense, net	(21,011)	(51,167)	(69,876)	(92,655)
Loss before provision for income taxes	(11,782)	(35,954)	(40,398)	(63,740)
Provision for income taxes	(32,566)	(31,860)	(104,046)	(114,540)
Net loss from continuing operations	(44,348)	(67,814)	(144,444)	(178,280)
Net income (loss) from discontinued operations	1,620	(25,915)	910	(46,410)
Net loss	(42,728)	(93,729)	(143,534)	(224,690)
Less: Net loss attributable to non-controlling interest	(2,032)	(1,382)	(5,674)	(6,721)
Net loss attributable to Curaleaf Holdings, Inc.	$(40,696)	$(92,347)	$(137,860)	$(217,969)

Per share from continuing operations – basic:
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest	$(0.07)	$(0.09)	$(0.20)	$(0.24)
Net income (loss) per share from discontinued operations, net of income (loss) per share attributable to non-controlling interest	—	(0.04)	—	(0.06)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.13)	$(0.20)	$(0.30)
Weighted average common shares outstanding – basic and diluted	742,535,355	725,319,477	739,833,334	721,206,068

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find, The Hemp Company and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Public Relations
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the Toronto Stock Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 6, 2024 for the fiscal year ended December 31, 2023, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2023 (both of which documents have been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.